Fellows Energy Ltd.
370 Interlocken Blvd. Suite 400
Broomfield, CO 80021
303-926-4415

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April 14, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:  H. Roger Schwall, Assistant Director
          Division of Corporation Finance

          Carmen Moncada-Terry, Esq.
          Karl Hiller
          Donald Delaney

Re: Fellows Energy Ltd.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed April 23, 2007
Form 10-QSB for the Fiscal Quarter Ended September 30, 2007
Filed November 19, 2007
File No. 000-33321
Response Letter Dated November 29, 2007

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated November 29, 2007 (the “Comment Letter”) relating to the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (the “Annual Report”) of Fellows Energy Ltd. (the “Company”) and the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007. The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith an amendment to the Company’s Annual Report.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Financial Statements, Page 22

Statements of Operations, Page 25

1.   We understand from your response to prior comment 1 that you agree that various items identified in our comment should be included in your measure of operating loss, but that you also believe they were not excluded.  We suggest you revisit your EDGAR filing, as the measure you have labeled “operating loss” is positioned above the group of items mentioned in our comment, and excludes those items.  We also note that while you reference a measure of “income from continuing operations” in your response, there is no line item having this caption in your Statements of Operations.  Accordingly, please revise your financial statements to properly include all income and loss items that are operating in nature as part of your measurement of operating loss.

On a related point, in your explanations regarding the nature and origin of the items “project revenue applied as credit to purchase” and “project purchase credit,” you indicate each was conveyed to you as a reduction of or credit against the purchase price.  Tell us the reasons these credits are not reflected as adjustments to the purchase price of the corresponding assets acquired, as would ordinarily be required under paragraph 40 of SFAS 141, if occurring during the allocation period.

Response

We understand from your comment that the various items identified in your prior comment 1 are not included in our “operating loss” because they are not positioned within this label.  We have corrected this label to properly include these items within the measure of “operating loss.” Please see the Statement of Operations in the accompanying Form 10-KSB/A for the year ended December 31, 2006.

In addition, we have read the guidance under paragraph 40 of SFAS 141, and concede that the purchase price should be booked at the contract price less credits received.  However we waive adjusting our financial statements as the impact would be immaterial with respect to our net loss. In light of our losses in 2007, we also consider reclassification immaterial.

Note 1 – Nature of Operations and Significant Accounting Policies, page 28

2.  We note your response to prior comment 2, stating that”…since there were no changes in circumstances indicating possible impairment on any of our projects, we did not consider them to be impaired….” Among the examples of events or changes in circumstances that would impose a requirement to test long-lived assets for impairment that are listed in paragraph 8 of SFAS 144 is “A current-period operating or cash flow loss combined with a history of operating or cash flow losses….”  Given that your circumstances fit this example, you would need to test your long-lived assets for impairment as of each period end, based on the information that was available at the time.  Please conduct the impairment testing required under SFAS144, and revise your disclosures, and accounting if necessary, to convey the results of your impairment testing.

Response

We have read paragraph 8 of SFAS 144, and reconsidered item “e” stating: “A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.”  After reconsideration of item “e” and while we have had a history of operating losses, we believe that we do not have a ‘history of losses associated with the use of our long-lived assets’ as only one of the properties has ever been in “use” and was profitable. With respect to and as of the time of the reporting periods in question, we still believe that our properties have maintained or increased their value, no adverse changes have occurred to the physical condition of the properties, no significant or adverse legal factors have occurred regarding the properties, no significant costs in excess of the amounts originally expected had been incurred, nor did we believe the properties would be sold or disposed of before the end of their useful lives.  As such, since there were no changes in circumstances indicating impairment on any of our projects, we did not consider them to be impaired, and therefore consider no revision in accounting or disclosure to be necessary.

Note 8 – Notes Payable, page 33

3.  We see that you have proposed to include a tabular presentation of your notes payable in your revised disclosure, in response to prior comment 4.  However, the note payable to a related party in such table, amounting to $1,733,000, does not agree to the amount calculated from the associated narrative disclosure, which would appear to be $1,446,000 (total borrowed of $1,747,000, less $301,000 paid back in principal on the note).  Please resolve this inconsistency.

Additionally, although you indicate that your proposed disclosure complies with paragraph 10(b) of SFAS 47, there is no disclosure of the amounts of principal payments due in each of the succeeding five years.  We reissue prior comment 4.

Response

We have resolved any inconsistency related to notes payable to a related party, and have expanded the draft disclosure to  a disclosure of principal payments due in each of the succeeding years until paid off in the amended 10-KSB, so as to comply with paragraph 10(b) of SFAS 47

Form 10-QSB for the Fiscal Quarter Ended June 30, 2007

General

4.  We note that you have not complied with prior comment 7, asking that you file interim financial statements in your second quarter report that have been reviewed by independent public accountants to comply with Item 310(b) of Regulation S-B.  And we see that you are having similar difficulty with your Form 10-QSB for the fiscal period ended September 30, 2007.  Please comply with your reporting obligations.

Response

In connection with this submission, we are filing our interim financial statements related to the June 30, 2007 and September 30, 2007 period ends, both having been reviewed by our new independent public accountants to comply with Item 310(b) of Regulation S-B.

Financial Statements

Statements of Operations, page 4

5.  We read your response to prior comment 8, and understand that you intend to revise your disclosure to include information regarding classification of the Carbon County Project as discontinued operations in your amended Form 10-QSB filing, covering the second quarter.  Similar disclosure should be made in your third quarter Form 10-QSB.  Please provide us with a draft of your proposed revised disclosure.

Response

We have revised our disclosure on discontinued operations for the property sold.  This revision accompanies this letter in the amended 10-QSB filings for the period ended June 30, 2007 and September 30, 2007.  Here is our revised disclosure in accordance with SFAS 144, Paragraph 47(a):

After several months of production and workover efforts, as of June 2007, we decided it was in the best interest of the Company to sell our ownership in the Carbon County project.  The decision was made to sell this project after considering our required outstanding debenture obligations, the prospect of paying off a significant portion of our debt, as well as record a gain on the sale.  Subsequently, on August 6, 2007, we entered into a purchase and sale agreement pursuant to which we sold our interests in the Carbon County project for total consideration of $3.0 million The purchase was consummated via the assumption of and payment on various debts owed by the Company amounting to $2,763,000, with the remainder held as a note receivable in the amount of $237,000.  See Note 11 - "Subsequent Events" for more discussion.  The major classes of assets and liabilities pertaining to the discontinued operations are as follows:

6/30/2007

Cash & equivalents	28,801
Receivables	130,478
Field & office equipment, net	20,915
Total Assets	180,194

Payables	180,194
Total Liabilities	180,194

Form 10-QSB for the Fiscal Quarter Ended September 30, 2007

Financial Statements

Note 8 – Common Stock, page 9

6.  We note your response to prior comment 6, regarding the convertible securities you have issued which would require shares in excess of unissued shares you have available to settle those instruments if conversion or exercise were elected by the holders.  You state that you are now at the point where you may need to implement liability accounting for options and warrants that have not been reserved for within shares authorized.

The guidance in paragraph 19 of EITF 00-19 does not provide for a probability-weighted approach, assessing the likelihood of conversion or exercise based on expectations of the economic environment, in determining whether you would need to apply fair-value accounting for those instruments, with asset or liability classification.  Therefore, we do not see a basis for your having deferred compliance with this accounting literature.

The guidance in paragraph 10 requires that you reassess classification of your contracts at each balance sheet date, although if a reclassifying event occurs during the period, your accounting would need to change from that point forward.  Please submit the accounting and disclosure revisions that you propose to comply with this literature.  Include a schedule tabulating as of December 31, 2005 and 2006, and for each subsequent interim balance sheet date, your outstanding common shares and the number of shares issuable under your various convertible instruments that were then exercisable, also showing the exercise or conversion prices, market values of your shares and your valuations.

Response

We have reviewed the guidance in paragraph 19 of EITF 00-19 and have noted that it does not provide for a probability-weighted approach assessing the likelihood of conversion or exercise based on expectations of the economic environment, in determining whether we would need to apply fair-value accounting for these instruments with asset or liability classification.  As such, we have included in the below table our calculations on the estimated obligations owed for the warrants as of each year end. We concluded that the obligations are immaterial to the financial statements.  Regarding the outstanding stock options, after having issued all authorized common stock as noted above, the Board of Directors of the Company elected to cancel all outstanding stock options, as they have been significantly “out of the money” and valueless as valued under the black-scholes option value pricing model since December 2005 as noted in the below table.   It is therefore the Company’s position that no liability is considered necessary in relation to these options, totaling 1,400,000 shares, they have been returned to the treasury of the option plan.

Please see the below table for a detailed schedule tabulating as of December 31, 2005 and 2006, and for each subsequent interim balance sheet date, our outstanding common shares and the number of shares issuable under our various convertible instruments that were then exercisable, also showing the exercise or conversion prices, market values of our shares, and our valuations:

Date	Shares Outstanding	Stock Options		Exercise Price	Market Price	Options' Value	Warrants		Exercise Price	Market Price	Warrants' Value	Diluted Shares
12/31/2004	41,743,150	475,000		$0.80	$0.94	$81,396				$0.94		42,218,150
3/31/2005	41,743,150				$1.00	$106,695				$1.00		42,218,150
6/30/2005	47,878,806				$0.57	$1,884	4,834,334		$0.60	$0.57	$595,292	53,188,140
9/30/2005	47,878,806				$0.80	$35,605	2,172,000		$0.80	$0.80	$1,262,801	55,360,140
12/31/2005	52,545,329	625,000		$0.80	$0.36	$4				$0.36	$171,200	60,651,663
3/31/2006	55,058,959				$0.33	$1				$0.33	$125,703	63,165,293
6/30/2006	61,492,903				$0.39	$19				$0.39	$247,407	69,599,237
9/30/2006	66,532,599				$0.16	$-				$0.16	$3,008	74,638,933
12/31/2006	73,447,619	300,000		$0.14	$0.07	$1				$0.07	$6	81,853,953
3/31/2007	100,000,000	(1,400,000	) (1)		$0.04	$-	(5,239,667	) (2)	$0.14	$0.04	$-	100,000,000
6/30/2007	100,000,000				$0.05	$-				$0.05	$-	100,000,000
9/30/2007	100,000,000				$0.03	$-				$0.03	$-	100,000,000
12/31/2007	100,000,000				$0.02	$-				$0.02	$-	100,000,000

(1)  Relates to the respective cancellation of stock options as described in the body of the response above.

(2)  In connection with the modification of the outstanding warrants’exercise price, a significant portion of the outstanding warrants were exercised and cancelled.  Congruent with this agreement, the remaining warrantholders agreed to not exercise their warrants unless an increase in authorized common shares is approved by the shareholders.

Note 9 – Convertible Debentures Restructuring, page 9

7. We have read your response to prior comment 5, explaining that you have “…not altered the overall value of the debentures from the valuation at which the Old Debentures were carried, i.e. the outstanding dollar amount.”

However, you disclose that in addition to reducing the strike price of the embedded conversion feature in conjunction with the restructuring, you also paid $83,333 to JGB; agreed to issue 500,000 additional shares of restricted common stock to JGB; reduced the strike price of warrants held by Palisades; paid a “forbearance fee” to Palisades in the form of 5,546,546 additional shares of restricted common stock; and paid a “commitment fee” to Palisades in the form of 1,449,825 shares of common stock.

Please submit the analysis that you performed under EITF 96-19 and EITF 06-6, in determining there was not a substantial modification, if that is your view.  Also submit a tabulation of these and all other forms of consideration that you paid, issued or agreed to issue in conjunction with the restructuring, showing the values ascribed, how they were factored into your analysis, and accounted for in your financial statements.

If you find that your accounting is not in accordance with the authoritative literature, advise us of the accounting and disclosure revisions that you would make to remedy the situation.  If you have not given accounting recognition to any of the various consideration elements mentioned above, please explain and support your view.

Response

In view of EITF 96-19, EITF 06-06, and the changes made to the embedded conversion feature as well as the mandatory monthly liquidation provision, we acknowledge that our new debt instrument is substantially different from the terms of the original debt.  We have therefore considered the implementation of extinguishment accounting.  However, in consideration of the face value, the discount, and the payment of forbearance and commitment fees, we have deemed the loss associated with the extinguishment to be immaterial for reclassification on our financial statements in light of the expenses incurred.  In addition, we believe a reclassification and restatement would cause an undue hardship and burden on the Company.  Below is a tabulation of the consideration paid, including related values of common stock issued.  In addition to what is tabulated below, we agreed to issue a total of 1,541,937 shares of common stock if and when we were able to increase the authorized shares of common stock.  We recorded the shares as part of accrued liabilities, and charged the expense to commission expense.  The fair market values pertaining to these amounts were considered immaterial.

Description	Cash	Stock	Shares Issued
Stock payment reducing debenture balance		$(608,433)	7,025,789
Payment of forbearance fees - expense		$(490,909)	5,454,546
Payment of commitment fees - expense		$(130,484)	1,449,825
Payment of commissions - expense		$(581,226)	6,458,063
Payment of commissions - expense	$(100,000)
Payment of legal fees - expense	$(150,000)
Repayment of loan for commitment fee	$(151,315)
Payment to JGB on debenture balance	$(83,333)
Warrants exercised - cashless			2,970,758
	$(484,648)	$(1,811,052)	23,358,981

8. Please submit a schedule showing a roll forward of the outstanding balance of your convertible debentures, from the initial date of financing, through each balance sheet date, to the present.  The schedule should include all payments, settlements and other changes to the outstanding balance, while differentiating between each type of change (including cash and non-cash elements) and specifying the terms and dates of each event.

Since you have associated certain payments with either the June 2005 or September 2005 financings in your disclosure, please include separate columns in the schedule for each loan and in total.  Advise us of the reasons for any differences between the adjustments depicted and the related amounts disclosed in your filing.

Response

We have included a schedule below, related to the debentures including payments made in cash and stock, as well as other settlements and changes to the outstanding balances in separate columns for both the June 2005 and September 2005 debentures.

Date	Description	Conv. Deb. 1 - June '05	Shares Issued	Premium / Fee	Conv. Deb. 2 - Sept '05	Shares Issued	Premium / Fee	1&2 Principal Balance	All Debentures	Discount	As Filed
6/17/05	Face Value	$5,501,200
6/30/05	Quarter End	$5,501,200						$5,501,200	$6,501,200	$(2,174,588)	$4,326,612
9/22/05	Face Value				$3,108,000
9/30/05	Quarter End	$5,501,200			$3,108,000			$8,609,200	$9,609,200	$(3,463,601)	$6,145,599
10/3/05	Cash Pmt	$(229,217)		$(22,922)
10/28/05	Conversion	$(600,000)	1,000,000
11/1/05	Cash Pmt	$(229,217)		$(22,922)
12/22/05	Stock Pmt	$(229,218)	382,030
12/30/05	Stock Pmt	$(229,216)	381,861
12/31/05	Penalty Pmt			$(68,765)
12/31/05	Quarter End	$3,984,333			$3,108,000			$7,092,333	$8,092,333	$(3,028,485)	$5,063,848
1/3/06	Cash Pmt				$(142,450)		$(12,950)
2/1/06	Stock Pmt	$(229,217)	617,433
2/1/06	Cash Pmt				$(131,000)		$(11,917)
3/1/06	Stock Pmt	$(229,217)	857,206		$(129,500)	484,294
3/24/06	Stock Pmt	$(97,317)	382,030		$(54,981)	172,667
3/31/06	Adjustment				$12,950
3/31/06	Quarter End	$3,428,583			$2,663,019			$6,091,602	$7,091,602	$(2,593,369)	$4,498,233
4/3/06	Stock Pmt	$(131,900)	452,821		$(74,519)	298,997
5/2/06	Stock Pmt	$(229,217)	910,689		$(129,500)	514,503
6/1/06	Stock Pmt	$(229,217)	1,110,552		$(129,500)	627,424
6/26/06	Stock Pmt	$(27,721)	104,168		$(4,620)	13,889
6/30/06	Quarter End	$2,810,529			$2,324,880			$5,135,409	$6,135,409	$(2,158,254)	$3,977,155
7/3/06	Cash Pmt	$(183,388)		$(18,339)	$(130,992)		$(13,099)
7/3/06	Stock Pmt	$(33,600)	114,673		$(5,600)	22,584
8/1/06	Stock Pmt	$(229,217)	1,212,816		$(129,500)	685,197
9/1/06	Stock Pmt	$(229,217)	1,656,052		$(129,500)	930,317
9/22/06	Stock Pmt	$(12,193)	104,168		$(2,032)	13,889
9/30/06	Quarter End	$2,122,914			$1,927,256			$4,050,170	$5,050,170	$(1,723,138)	$2,209,457
10/2/06	Cash Pmt	$(183,388)		$(18,339)	$(130,992)		$(13,099)
10/3/06	Stock Pmt	$(50,307)	414,513		$(8,384)	72,557
11/2/06	Stock Pmt	$(229,217)	2,000,217		$(129,500)	1,130,050
12/4/06	Stock Pmt	$(95,073)	1,115,664		$(10,417)	298,412
12/31/06	Year End	$1,564,929			$1,647,963			$3,212,892	$4,281,961	$(1,288,023)	$2,993,938
1/3/07	Stock Pmt	$(56,317)	918,746		$(9,386)	156,597
1/31/07	Stock Pmt	$(6,183)	104,168		$(1,030)	13,889
2/13/07	Stock Pmt	$(351,166)	7,025,789		$(257,268)
2/14/07	Fee - Stock		5,454,546	$(490,909)
2/14/07	Fee - Stock		1,449,825	$(130,484)
2/14/07	Fee - Stock		6,458,063	$(581,226)
3/31/07	Addition	$714,500
3/31/07	Quarter End	$1,865,763			$1,380,279			$3,246,042	$4,231,778	$(1,288,023)	$2,943,755
6/30/07	Quarter End	$1,865,763			$1,380,279			$3,246,042	$4,246,042	$(852,907)	$3,393,136
8/6/07	Cash Pmt	$(900,450)			$(749,550)
9/10/07	Cash Pmt	$(98,438)
9/30/07	Gain on Ext.	$(98,438)			$(146,028)
9/30/07	Quarter End	$768,438			$484,701			$1,253,139	$2,253,139	$—	$2,253,139
12/31/07	Year End	$768,438			$484,701			$1,253,139	$2,253,139	$—	$2,253,139

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 10 – Property Reserves (Unaudited), page 34

9.  We have reviewed your response to prior comment 11 of our letter dated September 28, 2007, regarding your reserve information.  To comply with paragraph 11 of SFAS 69 you must present a table reconciling your reserves at December 31, 2005, which in your case is zero, to your reserves as of December 31, 2006.  Please show the amount of change (from zero to 10,524 MMCF) that is attributable to each of the categories listed in this guidance.  For example, you should show the amounts that are attributable to extensions and discoveries, and purchases of reserves.  You also need a reconciling item showing the amount of production for 2006, which would be subtracted among any additional changes in 2006, to arrive at your proved reserve quantity as of December 31, 2006.  This should be done with a column for oil reserves and a column for gas reserves.  Please also add a line item below the total proved reserves estimates to show separately your proved developed oil reserves and proved developed gas reserves as of December 31, 2006.

Response

In accordance with SFAS 69 paragraph 11, we have made certain adjustments to the amended 10-KSB for the year ended December 31, 2006.  This includes presenting a table that reconciles our reserves at December 31, 2005 to our reserves at December 31, 2006.  Please refer to Table 2 for the revision.

Standardized Measure of Discounted Future Net Cash Flows, page 34

10.  We have reviewed your response to prior comment 12, concerning your estimate of future development costs.  As of December 31, 2006, it appears that approximately 70% of your proved reserves were undeveloped.  Therefore, it is unclear how you determined that future development costs are not significant, given that in estimating, future cash inflows from the sale of reserves under paragraph 30(a) of SFAS 69, it is assumed that you would incur such costs to bring all non-producing properties for which you report reserves into production.  Please revise your document to include a separate line item for future development costs, or advise us of the amounts supplementally if you continue to regard these as being not material.  If this is your view, please explain in detail the assumptions you have made in estimating future cash inflows from proved reserves.

Response

We have reconsidered the guidance under paragraph 30(a) of SFAS 69, and have made certain revisions to our supplementary tables assuming we would incur such costs to bring our non-producing acreage into production.  Please refer to table 3 for the revision.

 In Conclusion

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

By: /s/ GEORGE S. YOUNG
Name: George S. Young
                                                                                                Title: Chief Executive Officer